Exhibit 99.1

WNS Announces Fiscal 2024 Second Quarter Earnings,

Revises Full Year Guidance

NEW YORK, NY and MUMBAI, INDIA, October 19, 2023 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global Business Process Management (BPM) solutions, today announced results for the fiscal 2024 second quarter ended September 30, 2023.

Highlights – Fiscal 2024 Second Quarter:

GAAP Financials

•  Revenue of $333.9 million, up 8.7% from $307.1 million in Q2 of last year and up 2.3% from $326.5 million last quarter

•  Profit of $57.8 million, compared to $33.2 million in Q2 of last year and $30.1 million last quarter

•  Diluted earnings per share of $1.16, compared to $0.66 in Q2 of last year and $0.60 last quarter

Non-GAAP Financial Measures*

•  Revenue less repair payments of $325.0 million, up 12.3% from $289.3 million in Q2 of last year and up 2.4% from $317.5 million last quarter

•  Adjusted Net Income (ANI) of $54.1 million, compared to $47.2 million in Q2 of last year and $50.6 million last quarter

•  Adjusted diluted earnings per share of $1.09, compared to $0.94 in Q2 of last year and $1.01 last quarter

Other Metrics

•  Added 7 new clients in the quarter, expanded 27 existing relationships

•  Days sales outstanding (DSO) at 35 days

•  Global headcount of 59,873 as of September 30, 2023

Reconciliations of the non-GAAP financial measures discussed below to our GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures.”

Revenue in the second quarter was $333.9 million, representing an 8.7% increase versus Q2 of last year and a 2.3% increase from the previous quarter. Revenue less repair payments* in the second quarter was $325.0 million, an increase of 12.3% year-over-year and 2.4% sequentially. Excluding exchange rate impacts, constant currency revenue less repair payments* in the fiscal second quarter was up 11.0% versus Q2 of last year and 2.1% sequentially. Year-over-year, fiscal Q2 revenue improved as a result of new client additions, the expansion of existing relationships, fiscal 2023 acquisitions, and favorable currency movements which more than offset the ramp-down of a large HealthCare process and volume reductions with certain clients. Sequentially, growth driven by broad-based revenue momentum and favorable currency movements was partially offset by volume reductions with certain clients.

Profit in the fiscal second quarter was $57.8 million, as compared to $33.2 million in Q2 of last year and $30.1 million in the previous quarter. Year-over-year, profit increased as a result of the reversal of a provision for contingent acquisition consideration, revenue growth, improved productivity, lower SG&A expenses driven by provision reversals for performance incentives and bad debt, and favorable impacts from currency movements. These benefits were partially offset by increases in wages, return-to-office costs, amortization of intangibles, net interest expense, and the effective tax rate. Sequentially, Q2 profit increased as a result of the reversal of a provision for contingent acquisition consideration, revenue growth, lower share-based compensation expense, improved productivity, lower SG&A expenses driven by provision reversals for performance incentives and bad debt, and favorable impacts from currency movements. These benefits more than offset headwinds from increases in wages, return-to-office costs, and net interest expense including a Q1 benefit from interest income on tax refunds.

*	See “About Non-GAAP Financial Measures” and the reconciliations of the historical non-GAAP financial measures to our GAAP operating results at the end of this release.

Adjusted net income (ANI)* in Q2 was $54.1 million, as compared to $47.2 million in Q2 of last year and $50.6 million in the previous quarter. Explanations for the ANI* movements on a year-over-year and sequential basis are the same as described for GAAP profit above with the exception of amortization of intangible expenses, share-based compensation expense, acquisition-related items, and associated tax impacts which are excluded from ANI*.

From a balance sheet perspective, WNS ended Q2 with $248.1 million in cash and investments and $164.1 million in debt. In Q2, the company generated $68.5 million in cash from operations, incurred $15.7 million in capital expenditures, and repaid $38.0 million in debt. Second quarter days sales outstanding were 35 days, as compared to 30 days reported in Q2 of last year and 34 days in the previous quarter.

“Despite the challenging macro environment, WNS delivered healthy financial results in the fiscal second quarter, growing year-over-year constant currency revenue less repair payments* by 11% and adjusted diluted earnings per share* by 16%,” said Keshav Murugesh, WNS’ Chief Executive Officer. “While we anticipate increased top line pressure in the second half of the fiscal year, the midpoint of our guidance continues to reflect double-digit top line growth and industry-leading adjusted operating margin* for fiscal 2024. In addition, we are making steady progress on our AI and Generative AI initiatives and continue to believe that these technologies represent more opportunity than risk to our business. WNS remains focused on investing for the future, driving strong operational and financial execution, and delivering long-term, sustainable business value for our stakeholders.”

Fiscal 2024 Guidance

WNS is updating guidance for the fiscal year ending March 31, 2024, as follows:

•

Revenue less repair payments* is expected to be between $1,254 million and $1,300 million, up from $1,162.0 million in fiscal 2023. Guidance assumes an average GBP to USD exchange rate of 1.23 for the remainder of fiscal 2024.

•	ANI* is expected to range between $201 million and $211 million versus $196.1 million in fiscal 2023. Guidance assumes an average USD to INR exchange rate of 83.0 for the remainder of fiscal 2024.

•	Based on a diluted share count of 49.8 million shares, the company expects fiscal 2024 adjusted diluted earnings per share* to be in the range of $4.04 to $4.24 versus $3.86 in fiscal 2023.

“The company has updated our forecast for fiscal 2024 based on current visibility levels and exchange rates,” said Sanjay Puria, WNS’ Chief Financial Officer. “Our guidance for the full year reflects growth in revenue less repair payments* of 8% to 12% on both a reported and constant currency* basis. The revised guidance reflects reduced volume commitments from certain clients, lower project revenues, and a delay in the ramp of our large insurance captive. We currently have 97% visibility to the midpoint of the revenue range. For the year, we expect capital expenditures of up to $60 million.”

Conference Call

WNS will host a conference call on October 19, 2023, at 8:00 am (Eastern) to discuss the company’s quarterly results. To access the call in “listen-only” mode, please join live via the company’s investor relations website at ir.wns.com. For call participants, please register using this online form to receive your dial-in number and unique PIN/passcode which can be used to access the call. A replay of the webcast will be archived on the company website at ir.wns.com.

About WNS

WNS (Holdings) Limited (NYSE: WNS) is a leading Business Process Management (BPM) company. WNS combines deep industry knowledge with technology, analytics, and process expertise to co-create innovative, digitally led transformational solutions with over 400 clients across various industries. WNS delivers an entire spectrum of BPM solutions including industry-specific offerings, customer experience services, finance and accounting, human resources, procurement, and research and analytics to re-imagine the digital future of businesses. As of September 30, 2023, WNS had 59,873 professionals across 67 delivery centers worldwide including facilities in Canada, China, Costa Rica, India, Malaysia, the Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, the United Kingdom, and the United States. For more information, visit www.wns.com.

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about our Company and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, expressed or implied forward-looking statements relating to discussions of our strategic initiatives and the expected resulting benefits, our growth opportunities, industry environment, our expectations concerning our future financial performance and growth potential, including our fiscal 2024 guidance, future profitability, our expectations regarding the benefits from our acquisitions of Vuram, OptiBuy, and The Smart Cube (including their impacts on our results of operations), estimated capital expenditures, and expected foreign currency exchange rates. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to worldwide economic and business conditions, our dependence on a limited number of clients in a limited number of industries; the impact of the ongoing COVID-19 pandemic on our and our clients’ business, financial condition, results of operations and cash flows; currency fluctuations; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; increasing competition in the BPM industry; technological innovation; our liability arising from fraud or unauthorized disclosure of sensitive or confidential client and customer data; telecommunications or technology disruptions; our ability to attract and retain clients; negative public reaction in the US or the UK to offshore outsourcing; our ability to collect our receivables from, or bill our unbilled services to our clients; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; the effects of our different pricing strategies or those of our competitors; our ability to successfully consummate, integrate and achieve accretive benefits from our strategic acquisitions (including Vuram, OptiBuy, and The Smart Cube), and to successfully grow our revenue and expand our service offerings and market share; future regulatory actions and conditions in our operating areas; and our ability to manage the impact of climate change on our business. These and other factors are more fully discussed in our most recent annual report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India. References to GAAP refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

CONTACT:

Investors:	Media:

David Mackey EVP – Finance & Head of Investor Relations WNS (Holdings) Limited +1 (646) 908-2615 david.mackey@wns.com	Archana Raghuram Global Head – Marketing & Communications and Corporate Business Development WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited, amounts in millions, except share and per share data)

	Three months ended
	Sep 30, 2023	Sep 30, 2022	Jun 30, 2023
Revenue	$333.9	$307.1	$326.5
Cost of revenue	210.2	203.0	211.0

Gross profit	123.7	104.1	115.5
Operating expenses:
Selling and marketing expenses	18.8	16.0	20.0
General and administrative expenses	46.5	43.1	47.0
Foreign exchange (gain) / loss, net	(0.0)	(1.6)	(0.9)
Amortization of intangible assets	8.7	5.3	8.7

Operating profit	49.7	41.3	40.8

Other income, net	(25.6)	(3.1)	(4.8)
Finance expense	7.5	4.0	7.1

Profit before income taxes	67.9	40.4	38.4
Income tax expense	10.0	7.2	8.3

Profit after tax	$57.8	$33.2	$30.1

Earnings per share of ordinary share
Basic	$1.22	$0.69	$0.63
Diluted	$1.16	$0.66	$0.60

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, amounts in millions, except share and per share data)

	As at Sep 30, 2023	As at Mar 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$91.7	$127.9
Investments	156.0	101.1
Trade receivables, net	129.6	113.1
Unbilled revenue	105.2	99.8
Funds held for clients	6.9	9.4
Derivative assets	6.2	6.4
Contract assets	14.7	12.6
Prepayments and other current assets	31.4	33.9

Total current assets	541.7	504.1

Non-current assets:
Goodwill	351.5	353.6
Intangible assets	165.8	179.2
Property and equipment	68.9	62.4
Right-of-use assets	164.2	175.5
Derivative assets	3.0	2.7
Investments	0.3	75.9
Contract assets	53.1	54.7
Deferred tax assets	46.4	46.7
Other non-current assets	53.6	49.6

Total non-current assets	906.8	1,000.4

TOTAL ASSETS	$1,448.5	$1,504.4

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	$19.1	$25.4
Provisions and accrued expenses	33.2	41.8
Derivative liabilities	8.6	7.5
Pension and other employee obligations	86.7	107.9
Short term line of credit	9.8	—
Current portion of long-term debt	35.9	36.1
Contract liabilities	15.9	15.7
Current taxes payable	11.2	2.2
Lease liabilities	26.6	26.6

Other liabilities	27.3	40.7

Total current liabilities	274.2	303.8

Non-current liabilities:
Derivative liabilities	0.5	2.4
Pension and other employee obligations	21.3	19.5
Long-term debt	118.4	137.3
Contract liabilities	11.1	9.7
Other non-current liabilities	10.2	20.8
Lease liabilities	162.1	172.3
Deferred tax liabilities	34.4	37.3

Total non-current liabilities	358.0	399.5

TOTAL LIABILITIES	$632.2	$703.3

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 47,518,520 shares and 48,360,817 shares; each as at September 30, 2023 and March 31, 2023, respectively)	7.6	7.7
Share premium	22.1	81.1
Retained earnings	1,039.8	951.6
Other reserves	6.5	6.8
Other components of equity	(259.7)	(246.0)

Total shareholders’ equity	$816.3	$801.1

TOTAL LIABILITIES AND EQUITY	$1,448.5	$1,504.4

WNS Segment Reporting

Effective April 1, 2023, WNS has adopted a new organizational structure featuring four strategic business units (“SBUs”), each headed by a chief business officer (“CBO”). Under the new organizational structure, WNS has combined our existing verticals into the four SBUs (as set out below). The new organizational structure is expected to help drive improved outcomes for our global clients and enable our company to better drive business synergies, enhance scalability, generate operating leverage, and create organizational depth. To align with this new structure, WNS has changed our segments for financial statement reporting purposes. Reportable segments are as follows:

1. TSLU (comprising of Travel, Shipping/Logistics and Utilities verticals)

2. MRHP (comprising of Manufacturing/Retail/Consumer, Hi-tech/Professional Services and Procurement verticals)

3. HCLS (comprising of Healthcare vertical, which we have renamed as our Healthcare/Life Sciences vertical)

4. BFSI (comprising of Banking/Financial Services and Insurance verticals)

About Non-GAAP Financial Measures

The financial information in this release includes certain non-GAAP financial measures that we believe more accurately reflect our core operating performance. Reconciliations of these non-GAAP financial measures to our GAAP operating results are included below. A more detailed discussion of our GAAP results is contained in “Part I –Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F filed with the SEC on May 16, 2023.

Revenue less repair payments is a non-GAAP financial measure that is calculated as (a) revenue less (b) in our BFSI segment, payments to repair centers for “fault” repair cases where WNS acts as the principal in its dealings with the third party repair centers and its clients. WNS believes that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that it directly provides to its clients. For more details, please see the discussion in “Part I – Item 5. Operating and Financial Review and Prospects – Overview” in our annual report on Form 20-F filed with the SEC on May 16, 2023.

Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is presented by recalculating prior period’s revenue less repair payments denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenues include, but are not limited to, revenues denominated in pound sterling, South African rand, Australian dollar and Euro.

WNS also presents or discusses (1) adjusted operating margin, which refers to adjusted operating profit (calculated as operating profit / (loss) excluding goodwill impairment, share-based compensation expense, acquisition-related expenses or benefits and amortization of intangible assets) as a percentage of revenue less repair payments, (2) ANI, which is calculated as profit excluding goodwill impairment, share-based compensation expense, acquisition-related expenses or benefits and amortization of intangible assets and including the tax effect thereon, (3) Adjusted net income margin, which refers to ANI as a percentage of revenue less repair payments, (4) net cash, which refers to cash and cash equivalents plus investments less long-term debt (including the current portion and short term) and other non-GAAP financial measures included in this release as supplemental measures of its performance. Acquisition-related expenses or benefits consists of transaction costs, integration expenses, employment-linked earn-out as part of deferred consideration and changes in the fair value of contingent consideration including the impact of present value thereon. WNS presents these non-GAAP financial measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that are non-recurring in nature and those it believes are not indicative of its core operating performance. In addition, it uses these non-GAAP financial measures (i) to evaluate the effectiveness of its business strategies and (ii) (with certain adjustments) as a factor in evaluating management’s performance when determining incentive compensation. WNS is excluding acquisition-related expenses as described above with effect from fiscal 2023 second quarter.

These non-GAAP financial measures are not meant to be considered in isolation or as a substitute for WNS’ financial results prepared in accordance with IFRS.

The company is not able to provide our forward-looking GAAP revenue, profit and earnings per share without unreasonable efforts for a number of reasons, including our inability to predict with a reasonable degree of certainty the payments to repair centers, our future share-based compensation expense under IFRS 2 (Share Based payments), amortization of intangibles and acquisition-related expenses or benefits associated with future acquisitions, goodwill impairment and currency fluctuations. As a result, any attempt to provide a reconciliation of the forward-looking GAAP financial measures (revenue, profit, earnings per share) to our forward-looking non-GAAP financial measures (revenue less repair payments*, ANI* and Adjusted diluted earnings per share*, respectively) would imply a degree of likelihood that we do not believe is reasonable.

Reconciliation of revenue (GAAP) to revenue less repair payments (non-GAAP) and constant currency revenue less repair payments (non-GAAP)

	Three months ended			Three months ended Sep 30, 2023 compared to
	Sep 30, 2023	Sep 30, 2022	Jun 30, 2023	Sep 30, 2022	Jun 30, 2023
	(Amounts in millions)			(% growth)
Revenue (GAAP)	$333.9	$307.1	$326.5	8.7%	2.3%
Less: Payments to repair centers	8.9	17.8	9.0	(49.9%)	(1.1%)
Revenue less repair payments (non-GAAP)	$325.0	$289.3	$317.5	12.3%	2.4%
Exchange rate impact	1.4	4.8	2.1
Constant currency revenue less repair payments (non-GAAP)	$326.3	$294.1	$319.6	11.0%	2.1%

Reconciliation of operating profit (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2023	Sep 30, 2022	Jun 30, 2023
	(Amounts in millions)
Operating profit (GAAP)	$49.7	$41.3	$40.8
Add: Share-based compensation expense	13.4	12.6	16.2
Add: Amortization of intangible assets	8.7	5.3	8.7
Add: Acquisition-related expenses	1.1	0.5	1.0
Adjusted operating profit (non-GAAP)	$72.9	$59.6	$66.7
Operating profit as a percentage of revenue (GAAP)	14.9%	13.4%	12.5%
Adjusted operating profit as a percentage of revenue less repair payments (non-GAAP)	22.4%	20.6%	21.0%

Reconciliation of profit (GAAP) to ANI (non-GAAP)

	Three months ended
	Sep 30, 2023	Sep 30, 2022	Jun 30, 2023
	(Amounts in millions)
Profit (GAAP)	$57.8	$33.2	$30.1
Add: Share-based compensation expense	13.4	12.6	16.2
Add: Amortization of intangible assets	8.7	5.3	8.7
Add: Acquisition-related expenses / (benefits), net(1)	(20.5)	0.6	1.3
Less: Tax impact on share-based compensation expense(2)	(3.1)	(3.1)	(3.6)
Less: Tax impact on amortization of intangible assets(2)	(2.1)	(1.3)	(2.2)
Less: Tax impact on acquisition related expenses (2)	(0.0)	(0.0)	(0.0)
Adjusted Net Income (non-GAAP)	$54.1	$47.2	$50.6
Profit after tax as a percentage of revenue (GAAP)	17.3%	10.8%	9.2%
Adjusted net income as a percentage of revenue less repair payments (non-GAAP)	16.6%	16.3%	15.9%
Adjusted diluted earnings per share (non-GAAP)	$1.09	$0.94	$1.01

(1)	Acquisition related expenses / (benefits) includes reversal of contingent consideration related to acquisition of Vuram.
(2)

The company applies GAAP methodologies in computing the tax impact on its non-GAAP ANI adjustments (including amortization of intangible assets, acquisition-related expenses or benefits and share-based compensation expense). The company’s non-GAAP tax expense is generally higher than its GAAP tax expense if the income subject to taxes is higher considering the effect of the items excluded from GAAP profit to arrive at non-GAAP profit.

Reconciliation of net cash

	As at Sep 30, 2023	As at Mar 31, 2023
Gross cash (including investments)	$248.1	$304.9
Less: Debt (short term and long term)	(164.1)	(173.4)
Net cash	$84.0	$131.5